

10026267

UNITED STATES
[SECURI]TIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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[A]NNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 49957

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/09** (MM/DD/YY) AND ENDING **12/31/09** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **THE DARCY GROUP, LLC (42692)**

Official Use Only
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

500 SOUTH SALINA STREET, SUITE 318
(No. and Street)

SYRACUSE	**NEW YORK**	**13202-3311**
(City)	(State)	(Zip Code)

SEC Mail Processing Section
FEB 2 6 2010
Washington, DC
110

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

MARY S. DARCY, MANAGING MEMBER **(315) 471-1505**
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

EVANS AND BENNETT, LLP

135 DEWITT STREET	**SYRACUSE**	**NEW YORK**	**13203**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

** Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

THE DARCY GROUP, LLC

SYRACUSE, NEW YORK

AUDITED STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2009

SEC Mail Processing
Section
FEB 2 6 2010
Washington, DC
110

CONTENTS

Evans and Bennett, LLP
CERTIFIED PUBLIC ACCOUNTANTS
135 DEWITT STREET
SYRACUSE, N.Y. 13203
(315) 474-3986
FAX # (315) 474-0716

INDEPENDENT AUDITORS' REPORT

To The Members
The Darcy Group, LLC
Syracuse, New York

We have audited the accompanying statement of financial condition of The Darcy Group, LLC as of December 31, 2009. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of The Darcy Group, LLC as of December 31, 2009 in conformity with U.S. generally accepted accounting principles.

Evans and Bennett LLP
Certified Public Accountants

Syracuse, New York
February 3, 2010

THE DARCY GROUP, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2009

ASSETS

Cash	$ 38,742
Accounts receivable	2,568
Securities	-
Property and equipment - net	1,451
Prepaid expense	1,199
	$ 43,960

LIABILITIES AND MEMBERS' CAPITAL

Payable to other brokers	$ 1,251
Accrued expenses and other liabilities	7,892
Total liabilities	9,143
Members' capital	34,817
	$ 43,960

A copy of the Statement of Financial Condition of the December 31, 2009 audited report of the firm pursuant to rule 17a-5 is available for examination at the principal office of the firm at Syracuse, New York and at the regional (New York City) office of the Commission for the region in which the firm has its principal place of business.

The accompanying notes are an integral part of these financial statements

Note 1. Summary of Significant Accounting Policies

Nature of Operations

The Darcy Group, LLC (the Company) is a regional securities broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA) and the Securities Investor Protection Corporation (SIPC). The Company is engaged principally in the trading and brokerage of investment company shares (mutual funds), equity securities, bonds and other investment products.

The Company was organized as a limited liability company under the Limited Liability Company Act of the State of New York. As such, the members are not liable for the debts, liabilities, contracts or any other obligations of the Company unless specifically provided.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Concentration of Credit Risk

The Company maintains its cash in bank deposit accounts, which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to any significant credit risk on cash.

Securities Transactions

Securities transactions and related commission revenue and expenses are recorded on a trade date basis, the day the transaction is executed.

Securities

The securities in the Company's trading account are recorded at market value, fair value or bid price, whichever is most clearly determinable, for both financial reporting and income tax purposes. The Company had no trading account positions at December 31, 2009.

Note 1. Summary of Significant Accounting Policies (continued)

Property, Equipment and Depreciation

Property and equipment are recorded at cost. Renewals and betterments of property are accounted for as additions to asset accounts. Repairs and maintenance charges are expensed as incurred. Depreciation is computed using the straight-line method for financial reporting and income tax purposes. Estimated useful lives vary from 5 to 7 years for equipment.

Income Taxes

As of January 1, 2009, the Company adopted "Accounting for Uncertainty in Income Taxes and Disclosure Amendments for Non-Public Entities", which clarifies the accounting and disclosure for uncertainty in tax positions, as defined. The Company has analyzed filing positions in all of the federal and state jurisdictions where it is required to file income tax returns, as well as all open tax years in these jurisdictions. The only periods subject to examination for the Company's federal return are the 2006 through 2009 tax years. The Company believes that its income tax filing positions and deductions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position. Therefore, no reserves for uncertain income tax positions have been recorded. In addition, the Company did not record a cumulative effect adjustment related to this adoption.

The Company's policy for recording interest and penalties associated with audits is to record such items as a component of income before taxes. There were no such items during the periods covered in this report.

The Company has been organized as a Limited Liability Company (LLC) under the Internal Revenue Code and the New York State Tax Law. Under this election, the income is taxed directly to the members. An LLC filing fee is recorded as an income tax expense.

Events Occurring After Reporting Date

The Company has evaluated events and transactions that occurred between January 1, 2010 and February 3, 2010, which is the date the financial statements were available to be issued, for possible disclosure and recognition in the financial statements.

Note 2. Accounts Receivable and Concentration of Credit Risk

The Company is engaged in various trading and brokerage activities whose counterparties include a fully disclosed carrying broker and other financial institutions. In the event the counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty. The Company has not experienced any credit risk related loss and there has been no bad debt related expense from these transactions during the reporting period.

Note 3. Property and Equipment - Net

A schedule of property and equipment as of December 31, 2009 is as follows:

Equipment	$ 6,155
Accumulated depreciation	(4,704)
Property and equipment - net	$ 1,451

Depreciation expense was $773 for the year ended December 31, 2009 (see Note 7).

Note 4. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's "Net Capital Rule" which requires that the ratio of aggregate indebtedness to net capital, as both are defined, shall not exceed fifteen to one. Net capital and the related net capital ratio fluctuate on a daily basis; however, as of December 31, 2009 the percentage of aggregate indebtedness $7,892 to net capital $32,146, both as defined, was approximately 25% (.25 to 1) and net capital exceeded the minimum capital requirement of $5,000 by $27,146.

A copy of our most recent annual report Form X-17a-5 is available for examination and copying at the principal office of the firm in Syracuse, New York, as well as the offices of the Securities and Exchange Commission in New York, New York.

Note 5. Commitments and Contingencies

The Company leased its office space under a noncancellable lease agreement which expired November 30, 2008, at a monthly rental $1,199 plus expenses. During 2008, the lessor filed for receivership. The Trustee is currently negotiating new terms with all tenants including the Company. As such the Company is leasing on a month to month basis under the same terms and conditions of the expired agreement until such time as the Trustee completes its restructuring negotiations. Rent expense was $14,388 for the year ended December 31, 2009.

The minimum lease commitments at December 31, 2009 are as follows:

2010 (estimated one year under the expired agreement)	$ 14,388
Total	$ 14,388

Note 6. Off-Balance-Sheet Credit Risk

In the normal course of business, the Company's customer transactions are cleared on a fully disclosed basis with a correspondent clearing broker-dealer. As such, the Company does not handle either customer cash or securities. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customers' obligations. Settlement of these transactions is not expected to have a significant effect upon the Company's financial position.

The Company does not engage in proprietary trading of volatile securities such as short options and futures. The Company does not have any significant positions in its inventory in a volatile market.

Note 7. Related Party Transactions

The Company's operating expenses are partially subsidized by Darcy & Co., Inc. (a related entity), which reimburses the Company on a pro-rata usage basis. The reimbursement was $16,467 for the year ended December 31, 2009. The Company also utilizes property and equipment, which is owned by Darcy & Co., Inc. (a related entity). The charge for usage is netted in the above-mentioned reimbursement.